# Notice to the Oslo Stock Exchange







P.O.Box 423 Skøyen, N
Telephone: +47-22 5
Telefax: +47-22 5
www.orkla.com



05008018

Ref.:
Rune Helland, VP Investor Relations, Tel.: +47 22 54 44 11
Øysten M. Ore, AVP Investor Relations, Tel.: +47 22 54 44 58

SUPPL

Date: 21 April 2005

## ORK – Release of material regarding first quarter on 28 April 2005

Orkla will report first quarter results on Thursday 28 April 2005. The results will be available at 8.00 a.m. Norwegian time, and will be presented to investors and analysts in the following ways:

1) Material
PowerPoint-presentation, spreadsheets and quarterly report will be available on Orkla's Internet pages www.orkla.com at 8.00 a.m. Norwegian time.

2) Streaming - in Norwegian
Both the presentation that takes place in Oslo (Vika Atrium Konferansesenter, Munkedamsvn. 45) at 9.00 a.m. Norwegian time, and the following Q&A-session will be given in Norwegian and streamed directly to Orkla's Internet pages www.orkla.no. For registration to the presentation in Oslo, send an e-mail to info@orkla.no.



3) Speaker's notes in English
The speaker's notes in English will be published on www.orkla.com shortly after the presentation in Oslo is finished.

4) Conference call in English
The conference call starts at 3.00 p.m. Norwegian time. A presentation of the Q1 results will be given before the Q&A-session commences.
Investors and analysts who wish to participate should call +47 23 00 04 00 and ask the operator for the Orkla presentation. Norwegian-based investors and analysts should dial 800 80 119. Please state your name and company. Press * followed by 1 to queue up for questions. Press * followed by 0 to contact the operator.

The conference will also be distributed directly on Orkla's Internet pages www.orkla.com and First Call, and will be available for on demand at Orkla's internet pages and First Call after the conference.